FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN	OMB Number 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
(Print or Type Responses)	BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Tubergen Jerry L. (Last) (First) (Middle)	4. Statement for Month/Year May, 2000
500 Grand Bank Building 126 Ottawa, N.W. (Street)	5. If Amendment, Date of Original (Month/Year)
Grand Rapids MI 49503 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol Alterra Healthcare Corporation ("ALI")	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title Other (specify below) below)
3. I.R.S. or Social Security Number of Reporting Person (Voluntary)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	4/1/00	J(1)		10,000	A	n/a	10,000	I	By Corporation
Common Stock	10/13/99	M		7,745	A	$4.65	246,919	D
Common Stock							524,382	I	By Trust

(1) These shares were distributed to the reporting person pursuant to the terms of the RDV Corporation Supplemental Executive Retirement Plan.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 4 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date
7% Convertible Sub Debentures	$20.25
Series A Preferred Stock (1)	n/a	5/31/00	P		1,140,000		5/31/00	n/a
Series A Debentures (1)	$4.00	5/31/00	P		8,510,250		5/31/00	n/a
Stock Option (Right to Buy)	$4.65	10/13/99	M			7,745	6/1/95	5/31/05

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Beneficially owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Sec- urity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Bene- ficial Ownership (Instr. 4)
Title	Amount or Number of Shares
Common Stock	22,222		22,222	I	By Corporation
Common Stock	1,140,000	$4.00	1,140,000	I	By L.L.C.
Common Stock	8,510,250	$4.00	8,510,250	I	By L.L.C.
Common Stock	7,745		0	D

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities.

**Intentional misstatements or omissions of facts constitute	Jerry L. Tubergen By /sRobert H. Schierbeek	June 12, 2000
Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Robert H. Schierbeek Attorney-in-Fact

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

LIMITED POWER OF ATTORNEY

                    The undersigned does hereby constitute and appoint Jerry L. Tubergen, Robert H. Schierbeek and William J. Boer, or any one or more of them, his or her true and lawful attorneys and agents to do any and all acts and things and to execute and file any and all instruments that such attorneys and agents, or any of them, may consider necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of Alterra Healthcare Corporation (the "Company") that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Sections 13 or 16 of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report, application or statement on Form ID, Forms 3, 4 or 5, Schedules 13D or 13G, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

                    The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless the attorneys-in-fact against any losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering or filing any such forms, or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto.

                    This authorization shall be in addition to all prior authorizations to act for the undersigned with respect to securities of the Company in these matters and shall remain in effect until revoked in writing by the undersigned.

Date: June 12, 2000	/s/ Jerry L. Tubergen Jerry L. Tubergen